

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Malcolm W. Sherman
Executive Vice President
Delta Mutual, Inc.
14362 North Frank Lloyd Wright Boulevard, Suite 1103
Scottsdale, Arizona 85260

     Re: **Delta Mutual, Inc.**
              Item 4.01 Form 8-K
              Filed February 24, 2011
              File No. 0-30563

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed February 24, 2011

1. Please revise the report date on the cover page to represent the date of the earliest event reported, which appears to be JSW's resignation on February 16, 2011.

2. Please disclose whether the decision to engage RBSM LLP was recommended or approved by any audit or similar committee, or the board of directors, if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. The letter from your former accountant filed as Exhibit 16 states that the firm agrees with the statements contained in the first and second paragraphs. Please obtain and file an updated letter from your former accountant stating whether the firm also agrees with the statements made in the third paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief